Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended September 30,	2017	2016
Fixed charges:
Interest expense including amortization of debt discount	$180	$184
Portion of rentals representing an interest factor	19	24
Total fixed charges	$199	$208
Earnings available for fixed charges:
Net income	$1,194	$1,131
Equity earnings net of distributions	(38)	(28)
Income taxes	789	674
Fixed charges	199	208
Earnings available for fixed charges	$2,144	$1,985
Ratio of earnings to fixed charges	10.8	9.5